Mail Stop 6010

August 21, 2007

Sidney Taurel
Chief Executive Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

> **Re: Eli Lilly and Company**
> **Definitive Proxy Statement**
> **Filed March 5, 2007**
> **File No. 001-06351**

Dear Mr. Taurel:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Review and Approval of Transactions with Related Persons, page 14

1.   Please include a statement as to whether your policies and procedures for approval or ratification of related party transactions are in writing and, if not, how such policies are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Directors' Compensation, page 17

2.   Please include under the "All Other Compensation" column any annual costs and payments and promises of payment pursuant to the Eli Lilly and Company Foundation, Inc. matching gift program for each director. Refer to Item 402(k)(2)(vii) of Regulation S-K and Instruction 1 thereto.

3.   Include a footnote to your table describing all assumptions made in the valuation of the stock and stock option awards granted to your directors by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or discussion in Management's Discussion and Analysis included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

The Committee's Processes and Procedures, page 22

4.   You disclose that the Compensation Committee has engaged the services of Frederic W. Cook and his firm, Frederic W. Cook & Co., as its independent compensation consultant to assist the Committee in the evaluation of your executive compensation programs and in setting executive officer compensation. Please describe in greater detail the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of his duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K. In addition, please expand your Compensation Discussion and Analysis to indicate how the committee utilized the compensation consultant in determining compensation policies or in establishing specific forms and amounts of compensation for your named executive officers.

5.   You disclose that with respect to the chief executive officer, the compensation consultant prepares the specific compensation recommendations for the Committee's consideration. Please expand your disclosure relating to the compensation consultant's crafting of and input relating to the compensation package for your CEO. Include a more detailed description of the specific performance or other factors the compensation consultant considered in making his recommendations with respect to the CEO's compensation, including a

discussion of the extent to which actual compensation fell outside the recommendations put forth by the compensation consultant.

Compensation Discussion and Analysis, page 22

6.   We note that the Compensation Committee engages in a "total compensation review" for your named executive officers. Please include appropriate disclosure addressing the Compensation Committee's analysis of the information evaluated and how such evaluation informed your compensation decisions with respect to specific awards or modifications to the manner in which your compensation program is implemented. Please specifically analyze the extent to which amounts paid under each element affect decisions regarding the amounts paid or awarded under the other components of your compensation program. Also, please explain and place in context how and why determinations with respect to one element may or may not have influenced the Compensation Committee's decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

Benchmarking, page 24

7.   You disclose that the Compensation Committee uses peer group data primarily to ensure that the executive compensation program as a whole is competitive, meaning generally within the broad middle range of comparative pay of the peer group companies when the company achieves the targeted performance levels. You also disclose under "Cash Incentive Bonuses" and "Equity Incentives—Total Equity Program" that, in determining the value of the cash incentive bonuses and equity grants for executives, the committee's objective was to set the value of these awards so that they were competitive within the broad middle range of peer company total annual cash incentive compensation and long-term incentive grant amounts. Please expand your Compensation Discussion and Analysis to include a discussion of where actual total amounts, and amounts paid under each element of benchmarked compensation, fell within the targeted parameters. To the extent actual compensation was outside of a targeted range, please discuss why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Cash Incentive Bonuses, page 25

8.   Your disclosure indicates that bonus target amounts, expressed as a percentage of base salary, are established for participants at the beginning of each year. We note, however, that you have not provided a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your named executive officers to earn their incentive compensation for 2007. Please disclose the specific performance objectives established for the current year and how your

incentive awards are specifically structured around such performance goals. Refer to Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. We would also expect to see disclosure that contains appropriate insight into the factors considered by the compensation committee in setting performance-related objectives such as assessments of historical bonus practice and the incentive parameters set for the relevant fiscal period.

Equity Incentives—Total Equity Program, page 26

9.   We note the tabular disclosure on page 26 relating to the value of 2006 equity grants. Please provide a more detailed discussion and analysis of how the Compensation Committee determined the amount payable for each type of equity incentive award, and analysis and insight into how the amount of stock options and performance awards were determined. Please also provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element of your compensation program. From an overall standpoint, please ensure that you provide appropriate analysis of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officers' compensation package and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

10.   You disclose that grant values under your equity incentives were determined, in part, by individual performance. Please expand your disclosure to include a more specific discussion and analysis of how the grant values were structured and implemented to reflect your named executive officer's individual performance. Your disclosure should address the elements of individual performance, both quantitative and qualitative, as well as specific contributions, considered by the

Compensation Committee in its evaluation of specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Severance Benefits, page 28

11.   Please expand your Compensation Discussion and Analysis to discuss how the arrangements described in this section fit into your overall compensation objectives and strategy and affect the decisions the Compensation Committee made with respect to other compensation elements.

12.   We note that each named executive officer is entitled to severance benefits under the change-in-control severance pay program if, following a "change in control," such executive is terminated without cause or terminates his or her employment for good reason. Please include disclosure which addresses the definition of "change in control" and the basis for selecting the particular triggering events. Refer to Item 402(b)(2)(xi) of Regulation S-K.

13.   You disclose that under the change-in-control severance pay program, the executive would be entitled to an amount that is two times the sum of the executive's base salary and cash bonus, that the executive would be entitled to continuation of benefits for a two year period, and that the executive would be entitled to a supplement of two years of age credit and two years of service credit for purposes of calculating eligibility and benefit levels under the company's defined benefit pension plan. Please discuss and analyze how these specific terms were negotiated and how and why the company agreed to the specified terms.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney